Attending to this matter, tel. direct line, fax direct line
KF/Anders Örbom, +46 26 26 10 30

2007-02-01
Your date

Your reference

Commission File No. 82-1463

[redacted]

07021213

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Report on the fourth quarter 2006, dated 1 February 2007, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

Postal address
SANDVIK AB
SE-811 81 SANDVIKEN
SWEDEN

Public Company (publ)
Reg.No 556000-3468
VAT No. SE663000060901
www.sandvik.com

Telephone
+46 26 26 00 10

Telefax
+46 26 26 10 76

K 003

Sandvik Q4

PRESS RELEASE 1 February 2007 Full-year report 2006

Fourth quarter:

- Profit after financial items +23%, SEK 3,151 M.
- Order intake +19%*, SEK 18,965 M.
- Earnings per share +28%, SEK 1.85.
- Cash flow -31%, SEK 1,526 M.

Full-year 2006:

- Profit after financial items +26%, SEK 11,113 M.
- Order intake +16%*, SEK 77,708 M.
- Net profit for the period +27, SEK 8,107 M.
- Earnings per share +30%, SEK 6.45.
- Proposal for increased dividend of 3.25 SEK (2.70) and an extra distribution of 3.00 SEK per share.
- New financial targets.



"The strong global demand for Sandvik's products continued during the fourth quarter. Higher volumes and high internal efficiency contributed to improved earnings," says Lars Pettersson, President and CEO of Sandvik.

"As a result, 2006 was another successful year for Sandvik. Invoicing totaled SEK 72.3 billion and profit after financial items rose 26% to SEK 11.1 billion. Through continued research and development efforts combined with a number of strategic acquisitions completed during the year, a solid platform has been established for continued profitable growth."

"In view of Sandvik's strong performance in recent years, and assessments regarding the company's strength and positioning for the future, the Board of Directors has decided to implement new financial targets. It is also proposed that the Annual General Meeting approve an extra distribution of funds of 3.6 billion meaning a total distribution of 7.5 billion."

INVOICED SALES 4TH QUARTER*



17 +4
45 +20
23 +10
8 +48
7 +25

Share of the Group, % Change, %

KEY FIGURES

SEK M	Q4/06	Q4/05	Q1-4/06	Q1-4/05
Order intake	18 965	16 689	77 708	66 186
Invoiced sales	19 370	17 473	72 289	63 370
Operating profit	3 365	2 805	12 068	9 532
Earnings per share, SEK 1)	1.85	1.45	6.45	4.95

1) Values for 2005 recalculated after split 5:1.

BUSINESS AREAS – INVOICED SALES*



+11%

Sandvik Tooling



+25%

Sandvik Mining and Construction



+16%

Sandvik Materials Technology

* Percentage change compared to the same quarter in the preceding year at fixed exchange rates for comparable units.

For additional information please call +46 (0)26-26 10 23 or visit www.sandvik.com

SANDVIK

Financial overview

INCOME STATEMENT SEK M	Q4 2006	Q4 2005	Change %	Q1-4 2006	Q1-4 2005	Change %
Order intake	18 965	16 689	+14 [1]	77 708	66 186	+17 [1]
Invoiced sales	19 370	17 473	+11 [2]	72 289	63 370	+14 [2]
Operating profit	3 365	2 805	+20	12 068	9 532	+27
%	17.4	16.1		16.7	15.0	
Profit after financial items	3 151	2 566	+23	11 113	8 819	+26
%	16.3	14.7		15.4	13.9	
Profit of the period	2 354	1 892	+24	8 107	6 392	+27
%	12.2	10.8		11.2	10.1	
of which shareholders' interest	2 236	1 768	+26	7 701	6 021	+28
Earnings per share, SEK*	1.85	1.45	+28	6.45	4.95	+30

1) +19 % and +16 % respectively at fixed exchange rates for comparable units.
2) +17 % and +14 % respectively at fixed exchange rates for comparable units.
* Calculated on the basis of the shareholders' share of profit for the period. Values for 2005 recalculated after 5:1 split.

KEY FIGURES	Full-year 2006	Full-year 2005
No. of shares outstanding at end of period ('000) [3]	1 186 287	1 186 287 [1]
Average no. of shares ('000) [3]	1 186 287	1 216 873 [1]
Tax rate, %	27	28
Return on capital employed, % [2]	27.6	23.7
Return on total equity, % [2]	31.8	27.4
Shareholders' equity per share, SEK [3]	22.0	19.80
Net debt/equity ratio	0.6	0.7
Equity/assets ratio, %	41	41
Net working capital, %	27	27
No. of employees	41 743	39 613

1) After cancellation of redeemed and repurchased shares.
2) Rolling 12 months.
3) Values for 2005 recalculated after 5:1 split.

ORDER INTAKE AND INVOICED SALES BY MARKET AREA

Fourth quarter 2006

Market area	Order intake SEK M	Change* %	Change* % [1]	Share %	Invoiced sales SEK M	Change* %	Share %
Europe	9 256	+24	+26	49	8 777	+20	45
NAFTA	3 084	-6	0	16	3 348	+4	17
South America	1 427	+109	+65	7	1 276	+25	7
Africa/Middle East	1 104	+5	+5	6	1 547	+48	8
Asia/Australia	4 094	+16	+11	22	4 422	+10	23
Total	18 965	+19	+18	100	19 370	+17	100

* At fixed exchange rates for comparable units.
1) Excluding project orders.

Sales


INVOICED SALES
SEK M Quarter
SEK M Rolling
24 000
18 000
12 000
6 000
0
80 000
60 000
40 000
20 000
0
04
05
06
Quarter
Rolling 12 months


ORDER INTAKE
SEK M Quarter
SEK M Rolling
24 000
18 000
12 000
6 000
0
80 000
60 000
40 000
20 000
0
04
05
06
Quarter
Rolling 12 months

Invoicing during the fourth quarter amounted to SEK 19,370 M (17,473), an increase of 11% and 17% excluding currency effects, for comparable units. Changed currency effects had a negative impact of 7% on invoicing. The increase for comparable units excluding currency effects was 11% for Sandvik Tooling and 25% for Sandvik Mining and Construction. The increase for Sandvik Materials Technology was 16%, of which about 6% was attributable to price compensation for increased raw materials prices.

Order intake totaled SEK 18,965 M (16,689), representing an increase of 14% and of 19% excluding currency effects for comparable units. Changed exchange rates affected order intake negatively by 7%. Growth excluding currency effects for comparable units was 11% for Sandvik Tooling and 32% for Sandvik Mining and Construction. The order intake for Sandvik Materials Technology rose by 15%, including a positive effect of approximately 6 percentage points as compensation for increased raw materials prices. Adjusted for major project orders, growth was 18% in the Group, 16% for Sandvik Mining and Construction and 33% for Sandvik Materials Technology.

Demand for Sandvik's products remained highly favorable during the quarter. In Europe, demand was strong for all business areas and in most markets. Order intake rose 24% – 26% adjusted for project orders. In NAFTA, the reported order intake declined by 6%, but was unchanged adjusted for project orders. Diminishing demand from the American automotive industry and certain consumer-related segments was offset by continued high demand from the oil/gas, aerospace and engineering industries. The trend in Africa/Middle East remained positive and order intake rose 5%. In South America, demand was extremely high, mainly for Sandvik Mining and Construction, and order intake increased by 65% adjusted for project orders – order intake up 109% including project orders. The order intake trend in Asia/Australia remained positive, increasing by 16% – up 11% adjusted for project orders. Growth remained highly favorable in China, India and Japan.

The industrial economy remained strong in most segments, such as the mining industry, energy-related applications and the process industry. Demand from the general engineering industry continued at a high level. Activity in the automotive industry outside NAFTA remained favorable, both from the heavy vehicle industry and the passenger car industry. In contrast, activity in the American automotive industry was weak for light and heavy vehicles, due among other factors to new exhaust emissions regulations. Activity remained high in the aerospace industry and demand rose, primarily in NAFTA.

CHANGE %	INVOICED SALES				ORDER INTAKE			
	Q4 2006	Q4 2005	Q1-4 2006	Q1-4 2005	Q4 2006	Q4 2005	Q1-4 2006	Q1-4 2005
Price/volume	+17	+11	+14	+14	+19	+8	+16	+15
Structural	+2	0	+1	-1	+2	0	+2	-1
Currency	-7	+10	-1	+3	-7	+10	0	+3
Total	+11	+22	+14	+16	+14	+18	+17	+17

Earnings and return


OPERATING PROFIT
SEK M
Quarter
Per cent
4 000
3 000
2 000
1 000
0
20
15
10
5
0
04
05
06
Quarter
Operating margin, %


RETURN
Per cent
Per cent
35
30
25
20
15
10
5
0
04
05
06
Return on capital employed (rolling 12 months)
Return on equity (rolling 12 months)

Operating profit in the fourth quarter amounted to SEK 3,365 M, an increase of 20% compared with the corresponding quarter a year earlier. The operating margin improved and amounted to 17.4% of invoiced sales. All business areas reported increased operating profit and operating margin. The earnings improvement was attributable to higher sales volumes and positive price trends, increased internal efficiency, successful product introductions and a more advantageous product mix within Sandvik Tooling and Sandvik Materials Technology. Changed exchange rates had a negative impact on earnings of SEK 260 M in the quarter.

Net financial items amounted to an expense of SEK 214 M (expense: 239).

Profit after financial income and expenses increased by 23% to SEK 3,151 M (2,566), 16.3 % of invoiced sales. Tax amounted to SEK 797 M (674). **Net profit for the period** increased by 24% to SEK 2,354 M (1,892). **Earnings per share** rose by 28% to SEK 1.85 (1.45).

Cash flow from operating activities amounted to SEK 1,526 M (2,206). Working capital increased during the quarter by SEK 1,258 M or 6% in volume compared with the preceding quarter, due mainly to higher business volumes impacting for example receivables, work in progress and goods in transit. **Investments** amounted to SEK 1,578 M (1,475) of which acquisitions SEK 180 M. Cash flow after investments was SEK 314 M (881) for the quarter.

Working capital as a percentage of invoicing amounted to 27% (27). The **return on capital employed** rose to 27.6% (23.7) through improved operating margin as well as increased capital efficiency. The **return on shareholders' equity** was 31.8% (27.4). Interest-bearing liabilities and provisions less cash and cash equivalents gave a net debt of SEK 16,811 M (16,653). Cash and cash equivalents amounted to SEK 1,745 M (1,559) and loans to SEK 15,175 M (14,506). **Net debt/equity ratio** was 0.6 (0.7).


CASH FLOW
from operations
SEK M
Quarter
SEK M
Rolling
4 000
3 000
2 000
1 000
0
10 000
7 500
5 000
2 500
0
04
05
06
Quarter
Rolling 12 months


EARNINGS PER SHARE
SEK
SEK
8
6
4
2
0
04
05
06
Rolling 12 months

Full-year 2006

Full-year 2006 was a record year for Sandvik in terms of order intake, invoicing and earnings.

The order intake amounted to SEK 77,708 M (66,186), an increase of 17% in total and 16% for comparable units excluding currency effects. Invoicing was SEK 72,289 M (63,370), an increase of 14% in total and 14% for comparable units excluding currency effects.

Operating profit amounted to SEK 12,068 M (9,532), an increase of SEK 2,536 M or 27%. The operating margin was 16.7% (15.0) of invoicing. Changed exchange rates had a positive impact on profit of about SEK 200 M from the beginning of the year.

Net financial items amounted to an expense of SEK 955 M (expense: 713) and profit after financial items was SEK 11,113 M (8,819), an increase of 26%. The tax rate was 27%, and profit for the period amounted to SEK 8,107 M (6,392). Earnings per share amounted to SEK 6.45 (4.95).

Cash flow from operating activities amounted to SEK 8,170 M (7,266). The Group's investments in fixed assets amounted to SEK 4,801 M (3,665). Company acquisitions accounted for SEK 1,261 M. After investments, acquisitions and divestments, cash flow was SEK 2,846 M (3,582).

The number of employees was 41,743 (39,613 at 31 December 2005), an increase of 735 for comparable units since the beginning of the year.

Significant events

- Among other resolutions, the Annual General Meeting held on May 2, 2006 decided to implement a 5-for-1 split of the Sandvik share. This split was implemented in June, whereby the number of Sandvik shares rose from 237 million to 1,186 million. At this Meeting, Fredrik Lundberg and Hanne de Mora were elected members of the Sandvik Board, after Arne Mårtensson and Lars Nyberg had declined re-election.
- Sandvik's strategic position was strengthened during the year. To an increasing extent, resources for both sales and production were allocated to high-growth markets and customer segments. In addition, a number of strategic steps were taken:
  - o Sandvik Mining and Construction established a new product area, mineral exploration, in part through three strategic acquisitions.
  - o In December, Metso Powdermet, specializing in powder-metallurgical components, was acquired by Sandvik Materials Technology. Sandvik Tooling acquired Rexam EMD, a unit for manufacturing of tools for can production.
  - o In January, Sandvik Mining and Construction acquired the Australian company Shark Abrasion Systems, a market leader in wear parts for underground loader buckets.
  - o Also in January, Sandvik Tooling acquired the American company Diamond Innovations, a world leader in cutting tools based on super hard materials, synthetic diamond and cubic boron nitride. The company has annual sales exceeding SEK 1 billion, with about 600 employees.
  - o A number of new companies were acquired during the year, with Sandvik's holding in all of these companies amounting to 100%. The discontinuation of a number of units was also announced during the year, with the aim of increasing internal efficiency.

Acquired companies

	Company	Date	Annual sales, SEK M	Employees
SMC	SDS Corporation, Australia	Q2	650	500
SMC	UDR Group, Australia	Q2	275	100
SMC	Hagby-Asahi, Sweden/Japan	Q3	160	100
SMC	Implementos Mineros, Chile	Q3	90	90
SMT	Metso Powdermet, Sweden	Q4	90	13
Tooling	Rexam EMD, US	Q4	50	-
SMC	Shark Abrasion Systems, Australia	Q1/07	70	10
Tooling	Diamond Innovations, US	Q1/07	>1,000	600

Parent Company

The Parent Company had invoiced sales of SEK 17,932 M (15,242) and operating profit of SEK 323 M (433). Interest-bearing liabilities and provisions, less cash and cash equivalents and interest-bearing assets, amounted to SEK 4,445 M (8,266 at 31 December, 2005). Investments in fixed assets totaled SEK 1,011 M (715).

Accounting principles

This report was prepared in accordance with IFRS, applying IAS 34, Interim Financial Reporting. The same accounting and valuation principles were applied as in the most recent annual report.

New financial targets

In view of Sandvik's strong performance in recent years, and assessments regarding the company's strength and positioning for the future, the Board of Directors of Sandvik AB has decided to implement new long-term financial targets for the Group. The new targets are presented below (previous targets within parentheses).

Financial targets	from 2007		(2000-2006)
Organic growth	+8 %	+ acquisitions	(+6 % + acquisitions)
Return on capital employed	25 %	for existing operations	(20 %)
Net debt/equity ratio	0.7-1.0		(<0.7)
Dividend as a percentage of earnings per share	≥50 %		(≥50 %)

Motions to the Annual General Meeting

The Annual General Meeting will be held at Jernvallen in Sandviken on 26 April, at 5:00 p.m. The annual report for 2006 will be available approximately one month before the Meeting.

INCREASED DIVIDEND

As a result of the company's strong financial development and healthy prospects for the future, the Board of Directors proposes that the Annual General Meeting approve a dividend of SEK 3.25 per share (2.70 calculated after the split 5-for-1) or a total of SEK 3,855 M (3,203). The motion represents an increase of 20% compared with the preceding year and corresponds to 50% of earnings per share.

The proposed record date for the dividend is 2 May, 2007.

EXTRA DISTRIBUTION OF FUNDS

The Board also proposes that the Annual General Meeting vote to implement a mandatory redemption process, whereby approximately SEK 3,600 M, or SEK 3.00 per share, be distributed to the shareholders. The estimated record date for the extra distribution is 22 May, 2007.

Sandviken, 1 February 2007

Sandvik AB; (publ)
Board of Directors

Appendices:

1. The Group in brief.
2. Sales and operating profit.

The Company's auditors have not conducted a special audit of the full-year report 2006.

The Sandvik Group's earnings for the first quarter of 2007 will be published on 26 April 2007. The Annual General Meeting will be held in Sandviken on 26 April 2007.

Additional information is available from Sandvik Investor Relations, +46 (0)26-26 10 23, or by e-mail to info.ir@sandvik.com

A combined presentation and telephone conference will be held on 1 February at 2:00 p.m. at Operaterrassen in Stockholm.

Calendar 2007:

1 Feb	Report on Fourth Quarter and Full Year 2006
26 Apr	Annual General Meeting in Sandviken
26 Apr	First Quarter Report
19 July	Second Quarter Report
6 Sep	Capital Markets Day
26 Oct	Third Quarter Report

POSTAL ADDRESS
Sandvik AB
Group Communications
SE-811 81 Sandviken

PUBLIC COMPANY (publ)
Corp. Reg. No: 556000-3468
VAT No: SE663000060901

PHONE AND FAX
+46 26 - 26 00 00
+46 26 - 26 10 22

WEB SITE AND E-MAIL
www.sandvik.com
info.group@sandvik.com

Appendix 1

The Group in brief

INCOME STATEMENT SEK M	Q4 2006	Q4 2005	Change %	Q1-4 2006	Q1-4 2005	Change %
Revenue	19 370	17 473	+11	72 289	63 370	+14
Cost of sales and services	-12 609	-11 398	+11	-47 084	-41 720	+13
Gross profit	6 761	6 075	+11	25 205	21 650	+16
% of revenue	34.9	34.8		34.9	34.2	
Selling expenses	-2 418	-2 305	+5	-9 342	-8 709	+7
Administrative expenses	-652	-581	+12	-2 524	-2 292	+10
R&D-expenses	-423	-423	0	-1 583	-1 412	+12
Other operating income and expenses	97	39	+149	312	295	+6
Operating profit	3 365	2 805	+20	12 068	9 532	+27
% of revenue	17.4	16.1		16.7	15.0	
Financial income	108	94	+15	306	374	-18
Financial expenses	-322	-333	-3	-1 261	-1 087	+16
Net financing cost	-214	-239	-10	-955	-713	+34
Profit after financial items	3 151	2 566	+23	11 113	8 819	+26
% of revenue	16.3	14.7		15.4	13.9	
Income tax expense	-797	-674	+18	-3 006	-2 427	+24
Profit for the period	2 354	1 892	+24	8 107	6 392	+27
% of revenue	12.2	10.8		11.2	10.1	
of which minority interests	118	124	-5	406	371	+9
of which shareholders' interest	2 236	1 768	+26	7 701	6 021	+28
Earnings per share, SEK	1.85	1.45		6.45	4.95	

BALANCE SHEET SEK M	Q4 2006	Q4 2005	Change %
Intangible assets	6 251	5 874	+6
Property, plant and equipment	17 677	16 687	+6
Financial assets	3 653	3 271	+12
Inventories	18 738	16 440	+14
Current receivables	17 837	15 731	+13
Cash and cash equivalents	1 745	1 559	+12
Total assets	65 901	59 562	+11
Total equity	27 198	24 507	+11
Interest-bearing liabilities	18 555	18 212	+2
Non-interest-bearing liabilities	20 148	16 843	+20
Total equity and liabilities	65 901	59 562	+11
*Net working capital**	*21 352*	*19 623*	+9

* Inventories + trade receivables excl. prepaid income taxes – non-interest-bearing liabilities excl. tax liabilities.

Appendix 1 (cont)

CHANGE IN TOTAL EQUITY SEK M	Q1-4 2006	Q1-4 2005
Opening equity as shown in approved balance sheet for the preceding year (IFRS)	24 507	23 551
Effect of change in accounting policy (IAS 39)	-	62
Opening equity, as restated	24 507	23 613
Currency translation differences	-1 825	1 813
Equity settled share based payments	-144	-62
Effect of hedge accounting in accordance with IAS 39	88	-148
Dividends	-3 533	-3 012
Purchase of minority owned shares in subsidiaries	-2	-125
Redemption of own shares	-	-3 964
Net profit for the period	8 107	6 392
Closing equity	27 198	24 507

CASH-FLOW STATEMENT SEK M	Q4 2006	Q4 2005	Q1-4 2006	Q1-4 2005
Cash flow from operating activities				
Income after financial income and expenses	+3 151	+2 566	+11 113	+8 819
Adjustment for depreciation and impairment losses	+788	+708	+2 976	+2 713
Adjustment for items that do not require the use of cash	-222	-100	-291	-151
Income tax paid	-601	-236	-2 708	-1 828
Cash flow from operating activities before changes in working capital	+3 116	+2 938	+11 090	+9 553
Changes in working capital				
Change in inventories	-1 067	+18	-3 090	-1 766
Change in operating receivables	-1 180	-530	-2 523	-1 511
Change in operating liabilities	+657	-220	+2 693	+990
Cash flow from operating activities	+1 526	+2 206	+8 170	+7 266
Cash flow from investing activities				
Aquisitions of companies and shares, net of cash acquired	-180	-157	-1 261	-285
Purchase of property, plant and equipment	-1 398	-1 318	-4 801	-3 665
Proceeds from sale of companies and shares, net of cash disposed of	+65	+31	+70	+31
Proceeds from sale of property, plant and equipment	+301	+119	+668	+235
Net cash used in investing activities	-1 212	-1 325	-5 324	-3 684
Net cash flow after investing activities	+314	+881	+2 846	+3 582
Cash flow from financing activities				
Change in loans	-38	-1 324	+1 124	+3 087
Personnel options program	-32	-10	-80	-73
Redemption of own shares	-	-	-	-3 964
Dividends paid	-	-	-3 533	-3 012
Net cash used in financing activities	-70	-1 334	-2 489	-3 962
Cash flow for the period	+244	-453	+357	-380
Cash and cash equivalents at beginning of the period	1 580	2 007	1 559	1 720
Exchange-rate differences in cash and cash equivalents	-79	+5	-171	+219
Cash and cash equivalents at the end of the period	1 745	1 559	1 745	1 559

Appendix 2

Sales and operating profit

INVOICED SALES BY MARKET AREA

SEK M	Q4 2005	Full-year 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Change Q4 %	Change Q4 % 1)	Full-year 2006
Europe	7 508	28 729	7 896	8 265	7 508	8 777	+17	+20	32 446
NAFTA	3 579	12 643	3 779	3 442	3 347	3 348	-6	+4	13 916
South America	1 089	3 552	931	1 030	1 102	1 276	+17	+25	4 339
Africa/Middle East	1 154	3 994	1 161	1 290	1 452	1 547	+34	+48	5 450
Asia/Australia	4 143	14 452	3 714	3 824	4 178	4 422	+7	+10	16 138
Group total	17 473	63 370	17 481	17 851	17 587	19 370	+11	+17	72 289

ORDER INTAKE BY BUSINESS AREA

SEK M	Q4 2005	Full-year 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Change Q4 %	Change Q4 % 1)	Full-year 2006
Svk Tooling	5 451	21 084	6 095	5 694	5 268	5 673	+4	+11	22 730
Svk Mining and Construction	5 203	22 394	8 300	6 710	6 717	6 703	+29	+32	28 431
Svk Materials Technology	4 700	17 712	5 124	5 351	5 359	5 143	+9	+15	20 978
Seco Tools2)	1 327	4 965	1 459	1 368	1 275	1 438	+8	+17	5 540
Group activities	8	31	7	8	8	8			29
Group total	16 689	66 186	20 985	19 131	18 627	18 965	+14	+19	77 708

INVOICED SALES BY BUSINESS AREA

SEK M	Q4 2005	Full-year 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Change Q4 %	Change Q4 % 1)	Full-year 2006
Svk Tooling	5 510	20 847	5 801	5 662	5 298	5 716	+4	+11	22 477
Svk Mining and Construction	5 697	20 560	5 539	6 039	6 518	6 904	+21	+25	25 001
Svk Materials Technology	4 929	17 003	4 719	4 783	4 501	5 334	+8	+16	19 337
Seco Tools2)	1 317	4 919	1 413	1 356	1 259	1 408	+7	+15	5 436
Group activities	20	41	9	11	11	9			38
Group total	17 473	63 370	17 481	17 851	17 587	19 370	+11	+17	72 289

OPERATING PROFIT BY BUSINESS AREA

SEK M	Q4 2005	Full-year 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Change Q4 %	Full-year 2006
Svk Tooling	1 185	4 420	1 294	1 314	1 235	1 347	+14	5 191
Svk Mining and Construction	774	2 654	800	918	952	1 002	+29	3 672
Svk Materials Technology	573	1 729	526	553	473	772	+35	2 324
Seco Tools2)	319	1 100	329	286	298	354	+11	1 266
Group activities	-46	-371	-96	-76	-104	-110		-385
Group total	2 805	9 532	2 853	2 995	2 854	3 365	+20	12 068

OPERATING MARGIN BY BUSINESS AREA

% OF INVOICING	Q4 2005	Full-year 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Full-year 2006
Svk Tooling	21.5	21.2	22.3	23.2	23.3	23.6	23.1
Svk Mining and Construction	13.6	12.9	14.4	15.2	14.6	14.5	14.7
Svk Materials Technology	11.6	10.2	11.1	11.6	10.5	14.5	12.0
Seco Tools2)	24.2	22.4	23.3	21.1	23.7	25.1	23.3
Group total	16.1	15.0	16.3	16.8	16.2	17.4	16.7

1) Change compared with year earlier at fixed exchange rates for comparable units.
2) As a result of the majority holding in Seco Tools AB, Sandvik consolidates this company.
For comments, refer to the company's interim report.